                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                        Form 40-F
                      -------                               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                       No    V
                -------                                  -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

(TSMC LOGO)

                     TSMC REPORTS 5% SEQUENTIAL INCREASE IN
                   SECOND QUARTER REVENUE WITH EPS OF NT$0.74

HSINCHU, TAIWAN, R.O.C., JULY 26, 2005 -- TSMC today announced revenue and net income for the quarter ended June 30, 2005. Second quarter revenue reached NT$58.52 billion while net income and fully diluted earnings per share came to NT$18.37 billion and NT$0.74 per share (US$0.12 per ADS unit), respectively.

On a sequential basis, second quarter results represent a 5.1% increase in revenue, a 9.2% increase in net income and fully diluted EPS. Year-over-year comparison shows decreases in revenue, net income, and fully diluted EPS to be 9.8%, 21.5%, and 21.3%, respectively. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

The 5.1% increase in second quarter revenue mainly resulted from a 14.5% increase in wafer shipments and a 5.4% decline in average wafer selling price
(ASP). Gross margin for the second quarter improved to 39.7% from the previous quarter's 38.9%, due to higher levels of capacity utilization, but a lower ASP partially reduced the magnitude of the improvement. Revenues from advanced process technologies (0.13-micron and below) accounted for 43% of total wafer sales, compared to 45% previously. Net margin for the quarter improved to 31.4% from 30.2% in the last quarter.

"Due primarily to demand recovery from our customers, our second quarter business had improved better than we guided previously," said Lora Ho, VP and Chief Financial Officer of TSMC. "We expect the recovery to continue for the coming quarter," noted Ho, "and based on the current business outlook, management's expectations for third quarter 2005 performance are the following":


TSMC'S 2005 SECOND QUARTER RESULTS :

                                             (Unit: NT$ million, except for EPS)

-----------------------------------------------------------------------------------------------------------------------
                                     2Q05              2Q04              YoY              1Q05              QoQ
                                   Amount*            Amount        Inc. (Dec.) %        Amount        Inc. (Dec.) %
-----------------------------------------------------------------------------------------------------------------------

  Net sales                         58,516            64,869          (9.8)              55,653             5.1
-----------------------------------------------------------------------------------------------------------------------
  Gross profit                      23,205            28,139         (17.5)              21,649             7.2
-----------------------------------------------------------------------------------------------------------------------
  Income from operations            17,784            22,134         (19.7)              16,076            10.6
-----------------------------------------------------------------------------------------------------------------------
  Income before tax                 17,733            23,121         (23.3)              16,265             9.0
-----------------------------------------------------------------------------------------------------------------------
  Net income                        18,369            23,410         (21.5)              16,818             9.2
-----------------------------------------------------------------------------------------------------------------------
  EPS(NT$)                          0.74**           0.95***         (21.3)            0.68****             9.2
-----------------------------------------------------------------------------------------------------------------------

*    2005 second quarter figures have not been approved by Board of Directors

**   Based on 24,687 million weighted average outstanding shares

***  Based on 24,770 million weighted average outstanding shares

**** Based on 24,684 million weighted average outstanding shares

(TSMC LOGO)


TSMC SPOKESPERSON:
------------------
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602


TSMC ACTING SPOKESPERSON:
-------------------------
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com


FOR FURTHER INFORMATION, PLEASE CONTACT:
----------------------------------------
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: July 26, 2005              By /s/ Lora Ho
                                    -------------------------------------------
                                        Lora Ho
                                        Vice President & Chief Financial Officer